 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

September 8, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

This letter addresses the comments raised in your letter dated August 26, 2010.

You are asking us if the non-reliance disclosed in our 8-K dated August 26, 2010 was determined by the Company or if the independent accountant advised the company of it.

In response to your question, please note that it was the company that determined this non-reliance.  We have filed an amended 8-K/A on September 1, disclosing such fact.

In addition, we will notify you as soon as we are informed by our registered independent accountants regarding the timing of the filing of the amended 10-K/A for the year ended December 31, 2008.

Sincerely,

/S/Thomas W. Itin ___

Chief Excecutive Officer

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